COURSERA, INC.

381 E. Evelyn Ave.

Mountain View, California 94041

March 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coursera, Inc.—Registration Statement – Form S-1
File No. 333-253932

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coursera, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-253932) (the “Registration Statement”) be declared effective on March 30, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Alexandra F. Calcado of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Alexandra F. Calcado at (212) 858-1108.

[Signature Page Follows]

Sincerely COURSERA, INC.

By:	/s/ Jeffrey N. Maggioncalda
Jeffrey N. Maggioncalda Chief Executive Officer

cc:    Davina K. Kaile, Esq.